SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               WebMD Health Corp.
                               (Name of Issuer)

                         Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   94770V102
                                (CUSIP Number)

                             Keith Schaitkin, Esq.
                             Deputy General Counsel
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November  25,  2011
     (Date  of  Event  which  Requires  Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP  No.  94770V102


1.     NAME  OF  REPORTING  PERSON
     High  River  Limited  Partnership

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
       1,138,456

8     SHARED  VOTING  POWER
     0

9     SOLE  DISPOSITIVE  POWER
       1,138,456

10     SHARED  DISPOSITIVE  POWER
     0

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       1,138,456

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          2.00%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  94770V102


1.     NAME  OF  REPORTING  PERSON
     Hopper  Investments  LLC

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
       1,138,456

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
       1,138,456

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       1,138,456

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          2.00%

14     TYPE  OF  REPORTING  PERSON
     OO

                                  SCHEDULE 13D

CUSIP  No.  94770V102


1.     NAME  OF  REPORTING  PERSON
     Barberry  Corp.

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
       1,138,456

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
       1,138,456

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       1,138,456

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          2.00%

14     TYPE  OF  REPORTING  PERSON
     CO

                                  SCHEDULE 13D

CUSIP  No.  94770V102


1.     NAME  OF  REPORTING  PERSON
     Icahn  Partners  Master  Fund  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
        1,889,631

8     SHARED  VOTING  POWER
     0

9     SOLE  DISPOSITIVE  POWER
        1,889,631

10     SHARED  DISPOSITIVE  POWER
     0

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        1,889,631

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          3.32%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  94770V102


1.     NAME  OF  REPORTING  PERSON
     Icahn  Partners  Master  Fund  II  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
        638,736

8     SHARED  VOTING  POWER
     0

9     SOLE  DISPOSITIVE  POWER
        638,736

10     SHARED  DISPOSITIVE  POWER
     0

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        638,736

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          1.12%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  94770V102


1.     NAME  OF  REPORTING  PERSON
     Icahn  Partners  Master  Fund  III  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
        281,041

8     SHARED  VOTING  POWER
     0

9     SOLE  DISPOSITIVE  POWER
        281,041

10     SHARED  DISPOSITIVE  POWER
     0

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        281,041

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          0.49%

14     TYPE  OF  REPORTING  PERSON
          PN

                                  SCHEDULE 13D

CUSIP  No.  94770V102


1.     NAME  OF  REPORTING  PERSON
     Icahn  Offshore  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
         2,809,408

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
         2,809,408

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         2,809,408

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          4.93%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  94770V102


1.     NAME  OF  REPORTING  PERSON
     Icahn  Partners  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
         1,744,410

8     SHARED  VOTING  POWER
     0

9     SOLE  DISPOSITIVE  POWER
         1,744,410

10     SHARED  DISPOSITIVE  POWER
     0

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         1,744,410

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          3.06%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  94770V102


1.     NAME  OF  REPORTING  PERSON
     Icahn  Onshore  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
         1,744,410

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
         1,744,410

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         1,744,410

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          3.06%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  94770V102


1.     NAME  OF  REPORTING  PERSON
     Icahn  Capital  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
         4,553,818

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
         4,553,818

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         4,553,818

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          7.99%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  94770V102


1.     NAME  OF  REPORTING  PERSON
     IPH  GP  LLC

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
         4,553,818

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
         4,553,818

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         4,553,818

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          7.99%

14     TYPE  OF  REPORTING  PERSON
     OO

                                  SCHEDULE 13D

CUSIP  No.  94770V102


1.     NAME  OF  REPORTING  PERSON
     Icahn  Enterprises  Holdings  L.P.

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
         4,553,818

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
         4,553,818

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         4,553,818

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          7.99%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  94770V102


1.     NAME  OF  REPORTING  PERSON
     Icahn  Enterprises  G.P.  Inc.

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
         4,553,818

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
         4,553,818

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         4,553,818

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          7.99%

14     TYPE  OF  REPORTING  PERSON
     CO

                                  SCHEDULE 13D

CUSIP  No.  94770V102


1.     NAME  OF  REPORTING  PERSON
     Beckton  Corp.

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
         4,553,818

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
         4,553,818

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         4,553,818

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          7.99%

14     TYPE  OF  REPORTING  PERSON
     CO

                                  SCHEDULE 13D

CUSIP  No.  94770V102


1     NAME  OF  REPORTING  PERSON
     Carl  C.  Icahn

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     United  States  of  America

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
         5,692,274

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
         5,692,274

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         5,692,274

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          9.99%

14     TYPE  OF  REPORTING  PERSON
     IN

                                  SCHEDULE 13D

Item  1.  Security  and  Issuer

     This statement constitutes Amendment No. 2 to the Schedule 13D relating to the Common Stock, par value $0.01 (the "Shares"), issued by WebMD Health Corp. (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on October 21, 2011 as amended by Amendment No. 1 to the
Schedule 13D filed on November 3, 2011 (together, the "Schedule 13D"), on behalf of the Reporting Persons (as defined in the Schedule 13D), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the
Schedule  13D.


Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration

     Item 3 of the Schedule 13D is hereby amended by replacing the first two sentences thereof with the following:

     The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 5,692,274 Shares. The aggregate purchase price of the Shares and call options (including the exercise of such call options) purchased by the Reporting Persons collectively was approximately $176.8 million (including commissions and premiums).

Item  5.     Interest  in  Securities  of  the  Issuer

     Items 5(a) and (b) of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

     (a)  The  Reporting  Persons  may  be  deemed  to  beneficially own, in the
aggregate,   5,692,274   Shares,  representing  approximately  9.99%  of  the
Issuer's outstanding Shares (based upon the statement by the Issuer in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 9, 2011, in which the Issuer stated 56,971,112 Shares were outstanding as of November 4, 2011).

     (b)  For  purposes  of  this  Schedule  13D:

     High River has sole voting power and sole dispositive power with regard to 1,138,456 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 1,889,631 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 638,736 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 281,041 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 1,744,410 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the "Act") the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     Item 5 (c) of the Initial Schedule 13D is hereby amended by the addition of the following:

(c) The following table sets forth all transactions with respect to Shares effected since November 3, 2011, the date of the last amendment to Schedule 13D filed by the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 1:00 p.m., New York City time, on November 25, 2011. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

NAME OF                 DATE                  AMOUNT               PRICE PER
REPORTING               OF                    OF                   SHARE/PREMIUM
PERSON                  TRANSACTION           SECURITIES           PER OPTION
---------               -----------           ----------           -------------
High River               11/04/2011            20,000.00  (1)        12.03  (2)
High River               11/07/2011             3,352.00  (1)        11.54  (2)
High River               11/08/2011             2,306.00  (1)        13.09  (2)
High River               11/09/2011             7,307.00  (1)        12.61  (2)
High River               11/10/2011            20,000.00  (1)        12.86  (2)
High River               11/17/2011             9,557.00  (1)        12.53  (2)
High River               11/18/2011             9,314.00  (1)        12.37  (2)
High River               11/21/2011             2,656.00  (1)        12.42  (2)
High River               11/22/2011             4,000.00  (1)        12.15  (2)
High River               11/25/2011           702,616.00  (3)        10.50  (4)

Icahn Partners           11/04/2011            30,645.00  (1)        12.03  (2)
Icahn Partners           11/07/2011             5,136.00  (1)        11.54  (2)
Icahn Partners           11/08/2011             3,533.00  (1)        13.09  (2)
Icahn Partners           11/09/2011            11,196.00  (1)        12.61  (2)
Icahn Partners           11/10/2011            30,645.00  (1)        12.86  (2)
Icahn Partners           11/17/2011            14,644.00  (1)        12.53  (2)
Icahn Partners           11/18/2011            14,271.00  (1)        12.37  (2)
Icahn Partners           11/21/2011             4,071.00  (1)        12.42  (2)
Icahn Partners           11/22/2011             6,128.00  (1)        12.15  (2)
Icahn Partners           11/25/2011         1,076,758.00  (3)        10.50  (4)

Icahn Master             11/04/2011            33,196.00  (1)        12.03  (2)
Icahn Master             11/07/2011             5,564.00  (1)        11.54  (2)
Icahn Master             11/08/2011             3,829.00  (1)        13.09  (2)
Icahn Master             11/09/2011            12,128.00  (1)        12.61  (2)
Icahn Master             11/10/2011            33,196.00  (1)        12.86  (2)
Icahn Master             11/17/2011            15,861.00  (1)        12.53  (2)
Icahn Master             11/18/2011            15,459.00  (1)        12.37  (2)
Icahn Master             11/21/2011             4,409.00  (1)        12.42  (2)
Icahn Master             11/22/2011             6,640.00  (1)        12.15  (2)
Icahn Master             11/25/2011         1,166,415.00  (3)        10.50  (4)

Icahn Master II          11/04/2011            11,221.00  (1)        12.03  (2)
Icahn Master II          11/07/2011             1,881.00  (1)        11.54  (2)
Icahn Master II          11/08/2011             1,294.00  (1)        13.09  (2)
Icahn Master II          11/09/2011             4,099.00  (1)        12.61  (2)
Icahn Master II          11/10/2011            11,221.00  (1)        12.86  (2)
Icahn Master II          11/17/2011             5,362.00  (1)        12.53  (2)
Icahn Master II          11/18/2011             5,226.00  (1)        12.37  (2)
Icahn Master II          11/21/2011             1,490.00  (1)        12.42  (2)
Icahn Master II          11/22/2011             2,244.00  (1)        12.15  (2)
Icahn Master II          11/25/2011           393,796.00  (3)        10.50  (4)

Icahn Master III         11/04/2011             4,938.00  (1)        12.03  (2)
Icahn Master III         11/07/2011               826.00  (1)        11.54  (2)
Icahn Master III         11/08/2011               569.00  (1)        13.09  (2)
Icahn Master III         11/09/2011             1,803.00  (1)        12.61  (2)
Icahn Master III         11/10/2011             4,938.00  (1)        12.86  (2)
Icahn Master III         11/17/2011             2,359.00  (1)        12.53  (2)
Icahn Master III         11/18/2011             2,300.00  (1)        12.37  (2)
Icahn Master III         11/21/2011               656.00  (1)        12.42  (2)
Icahn Master III         11/22/2011               988.00  (1)        12.15  (2)
Icahn Master III         11/25/2011           173,488.00  (3)        10.50  (4)
________________________
(1) Represents shares underlying American-style call options purchased by the applicable Reporting Person in the over the counter market. These call options expire on September 23, 2013.
(2) This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of these call options is $19.50. This exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to exercise of the options.
(3) On November 25, 2011, the Reporting Persons exercised call options for an aggregate of 3,513,073 Shares at an exercise price of $19.50 per Share, which represents all call options held by the Reporting Persons as of the date of this filing.
(4) This amount represents the average cost of an applicable American-style call option to purchase one Share. The per share exercise price of these call options is $19.50. On November 25, 2011, the Reporting Persons exercised call options to acquire an aggregate of 3,513,073 Shares, which represents all call options held by the Reporting Persons as of the date of this filing.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Item 6 of the Schedule 13D is hereby amended by the addition of the following:

Call Options
------------
     The Reporting Persons purchased, in the over the counter market, American-style call options referencing an aggregate of 3,513,073 Shares, which would have expired on September 23, 2013. On November 25, 2011, the Reporting Persons exercised all such call options and thereby acquired 3,513,073 Shares, in the aggregate.

Put Options
-----------
     The Reporting Persons have sold, in the over the counter market, European-style put options referencing an aggregate of 3,513,073 Shares, which would have expired on the earlier of September 23, 2013 or the date on which the corresponding American-style call option described above in this Item 6 is exercised. On November 25, 2011, upon exercise of the call options described above, all such put options terminated pursuant to their terms.

     Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November  25,  2011


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner


     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.


By:  /s/ Dominick  Ragone
     --------------------
     Name:  Dominick  Ragone
     Title:  Chief  Financial  Officer

/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN





     [Signature Page of Schedule 13D - WebMD Health Corp. Amendment No. 2]